NO ACT

DC
PE
12-28-07

Act: 1934
Section: 15(d)
Rule:
Public Availability: 1/3/2008

January 3, 2008

[redacted]

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: International Securities Exchange, Inc.
Incoming letter dated December 28, 2007

Based on the facts presented, the Division will not object if International Securities Exchange does not file its periodic and current reports under the Securities Exchange Act of 1934, including its annual report on Form 10-K for the year ended December 31, 2007. In reaching this position, we note that International Securities Exchange has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Forms S-3 and S-8 and those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, International Securities Exchange will file a certification on Form 15 making appropriate claims pursuant to Exchange Act Rule 12h-3 on or before the due date of its Form 10-K for the year ended December 31, 2007.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Mary Beth Breslin

Mary Beth Breslin
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2008

Mail Stop 3010

Robert S. Reder
Milbank, Tweed, Hadley & McCloy LLP
1 Chase Manhattan Plaza
New York, NY 10005-1413

RE: International Securities Exchange Holdings, Inc.

Dear Mr. Reder:

In regard to your letter of December 28, 2007, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Carol M. McGee, Deputy
Office of Chief Counsel

MILBANK, TWEED, HADLEY & McCLOY LLP

1 CHASE MANHATTAN PLAZA

NEW YORK, N.Y. 10005-1413

212-530-5000

FAX: 212-530-5219

LOS ANGELES
213-892-4000
FAX: 213-629-5063

WASHINGTON, D.C.
202-835-7500
FAX: 202-835-7586

LONDON
020-7615-3000
FAX: 020-7615-3100

FRANKFURT
49-69-71914-3400
FAX: 49-69-71914-3500

MUNICH
49-89-25559-3600
FAX: 49-89-25559-3700

ROBERT S. REDER
PARTNER
DIRECT DIAL NUMBER
212-530-5680
FAX: 212-822-5680

BEIJING
8610-5123-5120
FAX: 8610-5123-5191

HONG KONG
852-2971-4888
FAX: 852-2840-0792

SINGAPORE
65-6428-2400
FAX: 65-6428-2500

TOKYO
813-3504-1050
FAX: 813-3595-2790

Rule 12h-3 of the Securities Exchange Act of 1934,
Sections 13(a) and 15(d) of the Securities Exchange Act of 1934

December 28, 2007

VIA EMAIL AND FACSIMILE

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549-7010
Email: cfletters@sec.gov

Re: International Securities Exchange Holdings, Inc.
(Commission File No. 001-32435)

Ladies and Gentlemen:

We are writing on behalf of our client International Securities Exchange Holdings, Inc., a Delaware corporation ("ISE"), to request that the staff of the Office of Chief Counsel, Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") confirm that it will not recommend enforcement action to the SEC if, under the circumstances described below, ISE files a certificate on Form 15 ("Form 15") on or before the due date of its next periodic report (*i.e.*, ISE's Annual Report on Form 10-K for the fiscal year ending December 31, 2007) to suspend ISE's reporting obligations under Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12h-3 thereunder ("Rule 12h-3").

I. Background

On April 30, 2007, ISE entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among ISE, Eurex Frankfurt AG, an Aktiengesellschaft organized under the laws of the Federal Republic of Germany (the "Parent"), and Ivan Acquisition Co., a Delaware corporation and a wholly owned, indirect subsidiary of the Parent ("Merger Sub"). Pursuant to the terms and conditions of the Merger Agreement, on December 19, 2007 (a) Merger Sub merged with and into ISE (the "Merger"), with ISE surviving the Merger as a wholly owned, indirect subsidiary of the Parent (the "Surviving Corporation"), and (b) each share of ISE common stock, \$.01 par value per share, issued and outstanding immediately prior to the effective time of the Merger, was converted into the right to receive \$67.50 in cash (the "Merger Consideration"). Under applicable provisions of the Delaware General Corporation Law, ISE stockholders had the right to dissent from the Merger and to obtain payment in cash of the fair value of their shares of ISE common stock. However, no ISE stockholder elected to exercise its appraisal rights in connection with the Merger.

Immediately prior to the effective time of the Merger on December 19, 2007, all outstanding ISE options and other equity awards became vested and were exercisable in full. With respect to ISE options, the holders thereof received the amount, if any, by which the Merger Consideration exceeded the per share exercise price of such option multiplied by the number of shares of ISE common stock issuable upon exercise of such option. With respect to all other equity awards, the holder thereof received a lump sum amount in cash equal to the number of shares of ISE common stock subject to such equity award multiplied by the Merger Consideration. As a result, as of the effective time of the Merger on December 19, 2007, all securities or rights to acquire securities of ISE issued and outstanding immediately prior to the effective time of the Merger ceased to be issued and outstanding.

II. Registration Statements No Longer Effective

Prior to entering into the Merger Agreement, ISE had on file with the SEC a Registration Statement on Form S-3 filed March 28, 2006 (file no. 333-132775) (the "ISE Form S-3") and a Registration Statement on Form S-8 filed March 9, 2005 (file no. 333-123200) (the "ISE Form S-8"). Each of these Registration Statements were declared effective prior to this fiscal year, which ends on December 31, 2007, but have been automatically updated during this fiscal year for purposes of Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"), through ISE's Exchange Act filings made during this fiscal year.

Following is a brief description of each of these Registration Statements:

(a) ISE Form S-3: The ISE Form S-3 registered a universal shelf for ISE and certain selling stockholders (to be identified in the future) to offer and sell shares of ISE common stock. The ISE Form S-3 was declared effective in 2006 and no sales of ISE common stock under this S-3 ever occurred.

(b) ISE Form S-8: The ISE Form S-8 was filed to register shares of ISE common stock issuable pursuant to the "International Securities Exchange, Inc. Stock Option Plan", the "International Securities Exchange, Inc. Stock Purchase Plan", and the "International Securities Exchange, Inc. Omnibus Stock Plan". The ISE Form S-8 was declared effective in 2005. ISE filed Post-Effective Amendment No. 1 to the ISE Form S-8 on September 1, 2006 to reflect the new holding company organizational structure of ISE, which became effective that same day.

On December 20, 2007, ISE filed with the SEC (a) Post-Effective Amendment No. 1 to the ISE Form S-3, which was declared effective on December 28, 2007 and removed from registration all shares of ISE common stock registered under the ISE S-3 that remained unsold, and (b) Post-Effective Amendment No. 2 to the ISE Form S-8, which was declared effective upon filing on December 20, 2007 and deregistered all of the ISE common stock previously registered under the ISE Form S-8.

III. Exchange Act Reporting Obligations

Prior to the effective time of the Merger, ISE common stock was registered under Section 12(b) of the Exchange Act and was listed on the New York Stock Exchange (the "NYSE").

On December 20, 2007, in connection with the consummation of the Merger, pursuant to Rule 12d2-2(a) of the Exchange Act, the NYSE filed an application on Form 25 (the "Form 25") with the SEC to remove ISE common stock from listing on the NYSE and registration under Section 12(b) of the Exchange Act. The delisting will be effective 10 days from filing, and at such time, ISE's duty to file any reports under Section 13(a) of the Exchange Act will be suspended.

Thereafter, but *subject to* obtaining the relief sought by this letter, ISE will file an application on Form 15 on or before the due date of its next periodic report (*i.e.*, ISE's Annual Report on Form 10-K for the fiscal year ending December 31, 2007) to suspend its reporting obligations under Section 15(d) of the Exchange Act. ISE requires relief in connection with the suspension of its reporting obligations under Section 15(d) because of Rule 12h-3(c) of the Exchange Act. In general, Rule 12h-3 states that an issuer can suspend its reporting obligations under Section 15(d) immediately upon filing a Form 15.

However, Rule 12h-3(c) states that a suspension provided under Rule 12h-3 is unavailable for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act or is updated for purposes of Section 10(a)(3) of the Securities Act through an issuer's Exchange Act filings. While neither the ISE Form S-3 nor the ISE Form S-8 became effective during this 2007 fiscal year, each of these Registration Statements was automatically updated in this fiscal year for purposes of Section 10(a)(3) of the Securities Act by way of ISE's Exchange Act filings. As a result, despite otherwise satisfying the requirements of Rule 12h-3, Rule 12h-3(c) prevents the suspension of ISE's duty to file periodic reports under Section 15(d) in the absence of the relief sought by this letter.

IV. Discussion

We respectfully submit that, notwithstanding the provisions of Rule 12h-3(c), ISE should be able to rely on Rule 12h-3 to suspend its duty to file periodic reports under Section 15(d) of the Exchange Act for the following reasons:

(a) *ISE Satisfies the Requirements of Rule 12h-3(a) and (b)*:

ISE satisfies all requirements of Rule 12h-3(a) and (b) for the suspension of its duty under Section 15(d) to file reports required by Section 13(a) of the Exchange Act. ISE filed all required reports for fiscal years 2004, 2005 and 2006 and the interim periods of 2007, and filed promptly following the effective time of the Merger a Current Report on Form 8-K reporting the change in control pursuant to the Merger. In addition, as noted above, as of December 19, 2007, the effective time of the Merger, all of ISE's outstanding class of securities became, and continue to be as of the date hereof, held by a single holder of record and, pursuant to the Merger, all of ISE's outstanding options and equity awards were converted into the right to receive cash. As a result, we believe that, except for the application of Rule 12h-3(c), ISE satisfies the criteria for suspension of reporting under Section 15(d) of the Exchange Act.

(b) *Purpose of Section 15(d) Will Not Be Undermined by Granting ISE Relief*:

The Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified by public policy reasons. In the proposing release to revise Rule 12h-3, the SEC stated that the purpose of periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering". (*See* Exchange Act Release No. 34-20263 (October 5, 1983) (the "Proposing Release")).

These policy concerns are not at issue in ISE's situation for several reasons. As of December 19, 2007, the effective time of the Merger, all of ISE's outstanding shares of common stock were exchanged for the Merger Consideration and all of ISE's outstanding options and equity awards were converted into cash. In other words, all shares of ISE common stock or options, warrants or rights to acquire ISE common stock outstanding immediately prior to the effective time of the Merger on December 19, 2007, were no longer outstanding immediately following the effective time of the Merger.

Additionally, neither the ISE Form S-8 nor the ISE Form S-3 became effective during this fiscal year; rather, these Registration Statements were merely updated pursuant to Section 10(a)(3) of the Securities Act. In such cases, and when the issuer is merging into another company, the concern about providing ongoing current information is not the same concern contemplated by the Proposing Release. We note that the Staff has previously stated in similar circumstances that Rule 12h-3(c) is not intended to apply to normal course updating of Registration Statements on Form S-8 pursuant to Section 10(a)(3) of the Securities Act (*See* Letter to C. Michael Harrington (available January 4, 1985)). As noted above, on December 20, 2007, ISE filed with the SEC Post-Effective Amendment No. 1 to the ISE Form S-3 as well as Post-Effective Amendment No. 2 to the ISE Form S-8, in each case deregistering any securities of ISE that remained covered thereby. Accordingly, no investors are able to purchase securities of ISE pursuant to these Registration Statements thereby necessitating the protections of Section 15(d).

(c) *Benefits Of Periodic Reporting Do Not Outweigh The Filing Burdens*:

A further reason that we believe no-action relief should be granted to ISE is that the purpose of Rule 12h-3 is to permit companies to suspend their reporting obligations when the securities are held by a small number of persons (less than 300 record holders). In the Proposing Release, the SEC noted that the rule suspended the duty to file reports because "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed." As of the effective time of the Merger on December 19, 2007, ISE's equity is held solely by the Parent. Should ISE not be granted relief to suspend its reporting obligations under Section 15(d), ISE will be required to undergo the expensive and time-consuming process of preparing and filing its Annual Report on Form 10-K for the fiscal year ending December 31, 2007 and complying with section 404 of the Sarbanes-Oxley Act of 2002 for the sole "benefit" of the Parent, who will already have access to the information presented in such Form 10-K (not to mention any other additional information the Parent desires as the corporate parent of ISE).

(d) *Prior No-Action Relief Granted With Respect to Rule 12h-3(c):*

In several analogous cases, the Staff has recognized that a literal reading of Rule 12h-3 can have unintended consequences and accordingly has taken a no-action position similar to that requested herein[1]. In these cases, notwithstanding that a registration statement under the Securities Act had been declared effective or updated during the fiscal year in question, the Staff agreed with the position that Rule 12h-3(c) did not require an issuer to remain subject to the reporting requirements of Section 15(d) following a merger in which it became a wholly owned subsidiary of another company and had no other publicly traded securities outstanding.

Therefore, we believe that, based on the foregoing arguments, it is contrary to the underlying policy of Rule 12h-3(c) to deny ISE suspension of its reporting obligations under Section 15(d) of the Exchange Act merely because of the automatic update of the ISE Form S-3 and the ISE Form S-8 pursuant to Section 10(a)(3) of the Securities Act during the current fiscal year.

V. Conclusion

For the reasons discussed above, we respectfully request that the Staff advise us that it will not recommend enforcement action to the SEC if, under the circumstances described in this letter, ISE files a Form 15 on or before the due date of its next periodic report (*i.e.*, ISE's Annual Report on Form 10-K for the fiscal year ending December 31, 2007) to suspend ISE's reporting obligations under Section 15(d) of the Exchange Act pursuant to Rule 12h-3 with respect to the ISE common stock, effective immediately upon the filing of the Form 15. Alternatively, we request an exemption, pursuant to Section 12(h) of the Exchange Act, from any obligation of ISE to file reports under the Exchange Act under the circumstances described herein.

---

[1] *See, e.g.*, Bausch & Lomb Incorporated (available November 6, 2007); FoxHollow Technologies, Inc. (available November 2, 2007); DSL.net, Inc. (available March 30, 2007); Summit Bank Corporation (available March 14, 2007); Waverider Communications (available March 31, 2006); and PacifiCare Health Systems, Inc. (available March 16, 2006).

If the Staff disagrees with any of the views expressed herein, we respectfully request an opportunity to discuss the matter with the Staff prior to any written response to this letter. In accordance with footnote 68 of Release No. 337427 (July 1, 1997), we are transmitting one copy of this letter by email. For convenience, we are also transmitting one copy via facsimile. Please direct any questions or comments to me at (212) 530-5680 or rreder@milbank.com, or to my colleague David Schwartz at (212) 530-5260 or dschwartz@milbank.com.

Respectfully,

Robert S. Reder

cc: Michael J. Simon, Esq.,
General Counsel, Secretary and Chief Regulatory Officer,
International Securities Exchange Holdings, Inc.
Robert G. Robison, Esq.
Partner, Morgan, Lewis & Bockius LLP

END